

News Release

Alexco Files Final Shelf Prospectus and Registration Statement to Renew Previous Shelf Prospectus

September 21, 2018 - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) ("Alexco" or the "Company") announced today that it has filed a final short form base shelf prospectus with the securities commissions in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and a corresponding amendment to its registration statement on Form F-10 (Registration Statement) with the United States Securities and Exchange Commission (SEC) under the U.S./Canada Multijurisdictional Disclosure System which replaces the Company's short form prospectus dated July 29, 2016, which ceased to be effective August 29, 2018.

The shelf prospectus filings allow Alexco to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of Cdn$50 million during the 25-month period that the final short form base shelf prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s) and, subject to applicable regulations, may include at-the-market transactions, private placements, public offerings or strategic investments. Information regarding the use of proceeds from a sale of such securities will be included in the applicable prospectus supplement.

Copies of the Registration Statement, preliminary short form base shelf prospectus and final short form base shelf prospectus, as well as any shelf prospectus supplements that may be filed in the future, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov or may be obtained by request to the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888.

If any securities are offered under the Prospectus or Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a prospectus supplement filed with the applicable Canadian securities regulatory authorities and the SEC at the time of such an offering and would be made available by Alexco at the above address.

Filing of Amended Technical Report and Annual Information Form

In connection with the shelf prospectus filings, the Company has also filed the independent technical report dated March 29, 2017 with an effective date of January 3, 2017, as amended September 14, 2018, prepared by Roscoe Postle Associates Inc. entitled "Technical Report, Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon Territory, Canada" (the "PEA") and an amended and restated annual information form for the year ended December 31, 2017 (the "AIF") along with an amended annual report on Form 40-F for the year ended December 31, 2017 (the "Form 4-F"). Amendments to the PEA include changes made to (a) update certain terms to reflect the amended standards under the current CIM 2014 Definition Standards; (b) revise certain portions of the PEA to report mineral resources in defined categories pursuant to National Instrument 43-101; and (c) insert requisite cautionary language relating to the preliminary economic assessment and the increased risks associated with production decisions. Amendments to the AIF and Form 40-F include revising technical terms to reflect the current CIM 2014 Definition Standards and updating the technical disclosure therein to reflect the amended PEA.

These documents can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and may also be obtained by request to the Corporate Secretary of Alexco at Suite 1225, Two Bentall Centre, 555 Burrard Street,

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada



Box 216, Vancouver, British Columbia, V7X 1M9, Telephone (604) 633-4888.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in the PEA and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com